3-1-02

885540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02012164

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of March 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. News Releases: March 4:

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date March 4, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

CREW
DEVELOPMENT CORPORATION

March 4, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

EXTRAORDINARY GENERAL MEETING CANCELLED
BOARD OF DIRECTORS & MANAGEMENT CHANGE
FINANCIAL RESULTS FOR 6 MONTHS ENDED DEC. 31, 2001

Crew Development Corporation (Crew) is pleased to announce that the proposed Extraordinary General Meeting scheduled for March 22, 2002, has been cancelled. The company believes that this is in the best interest of all shareholders, and will enable Crew to focus its full attention on the challenges and opportunities of the various projects under development.

While Crew presently intends to maintain its international, multi-commodity strategy, more focus will be given to projects that can give the company cash flow over the next 12-24 months to create a more balanced mix between the need for cash flow, and the wish to also include substantial, long-term, exploration projects, which continue to require ongoing financing for evaluation and eventually the participation of a major mining company. Crew will therefore focus on projects such as Nalunaq, which is within the company's ability to take to production, generating an early, sustained cash flow, with considerable potential for expansion. Additionally, Crew is evaluating the potential of a closer working relationship with its South African subsidiary, Metorex, with a view to using their proven expertise in the development of the company's current projects.

Jan A.Vestrum, has been appointed President and Chief Executive Officer with effect March 3rd, 2002. Mr.Vestrum holds a M.Sc. (1984) in engineering from The Norwegian Institute of Technology, Mining Department. He has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001). He comes from the position of Chairman and CEO of Concept SA France. Crew is actively pursuing additional directors and senior management with significant and proven mining experience, and new appointments are expected be announced in the near future. Meanwhile, Messrs. Peter Barnes, John Darch, Wayne Fallis and David Williamson have tendered their resignations as Directors, although Peter Barnes will continue to be involved in the company's efforts to finance Nalunaq. Further, Crew will continue to benefit from the active involvement of John Darch in two of its material investments—North Pacific GeoPower Corp. (NPGP) and Asia Pacific

Resources Ltd. (APR). He will remain as Chairman of NPGP and a Director of APR. Being one of the founders of each company, Mr. Darch has a long association and in-depth knowledge of these major projects. With both now being actively advanced, each will require more of his attention and direct involvement in their funding and development.

The dedication of the retiring Directors to serve the best interests of all shareholders of Crew allows the company to move forward in its efforts to achieve its objectives, maximize the potential of significant investments, and increase shareholder value. The company recognizes and thanks each of them for their important contributions over many years to the growth of Crew.

Operations

For the six months ended December 31, 2001, the Company incurred a net loss of C$11,790,000 (C$0.09 per share), compared with a net income of C$1,409,000 (C$0.01per share) for the corresponding six months ended December 31, 2000.

Included in the net loss is an impairment provision of C$16,013,000 (2000 – C$nil), relating to the Chibuluma copper mine in Zambia owned by Metorex Limited, Crew's 53% controlled African subsidiary. As was reported on February 18, 2002, this impairment provision resulted from a decision to place the Chibuluma South mine on "care and maintenance", brought about by continuing low metal prices and high operating costs in Zambia.

Also included in the net loss are costs of $1,266,000 relating to the public listing of the Meager Creek geothermal asset during the period.

Overall, Crew's share of the net losses of Metorex for the six months amounted to C$7,404,000, compared with a net income of C$3,844,000 for the corresponding period in 2000. The six month period ended December 31, 2001 was a particularly difficult period for the base metal industry, brought about by declining demand and mineral prices in the western world and exacerbated by the dramatic events of September 11, 2001.

As at December 31, 2001, Crew had total assets of C$182,220,000 (June 30, 2001 – C$225,155,000) and shareholders' equity of C$87,550,000 (June 30, 2001 – C$107,283,000).

With improving metal prices, Crew anticipates an increased revenue stream from Metorex, which has been a constant source of cash flow to the company since 1997. However, the Company's anticipated internally generated cash flow in the near-term will be insufficient to execute its existing business plan and, as a result, Crew is presently pursuing various financing alternatives, including equity and debt financing.

Corporate Overview

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Hans Christian Qvist"
Chairman

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com.